SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing


                                           Commission File Number 0-19796

(Check One)
/X/      Form 10-K and Form 10-KSB  / / Form 11-K
/ /      Form 20-F                  / / Form 10-Q and 10-QSB  / / Form N-SAR

         For Fiscal Year end May 31, 1999

/ / Transition Report on Form 10-K and Form 10-KSB / / Transition Report on Form 20-F / / Transition Report on Form 11-K / / Transition Report on Form 10-Q and Form 10-QSB / / Transition Report on Form N-SAR

         For the transition period ended _________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates: Item 6, Item 7
                                                              ------------------


                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant: Airtech International Group, Inc.


Former name if applicable: Interactive Technologies Corporation


Address of principal executive office (Street and Number):
15400 Knoll Trail, Suite 106


City, State and Zip Code:
Dallas, TX 75248

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         /x/ (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         /x/ (b)The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         / / (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheet if needed.)

     Support for material financial data applicable to the Company's financial statements for May 31, 1998 have been unavailable to enable the Company's Chief Financial Officer, new during this fiscal year, the opportunity to evaluate collectibility of assets as of May 31, 1999. The Company believes the information will be available within the required time to file the required items.


                                     PART IV
                                   INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

  Darrell R. Jolley                                         (972) 960-9400
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        (Name)                                          (Area Code)  (Telephone)



(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, Identify report(s).
                          /x/  Yes  / /  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                         /x/  Yes  / /  No

         If so: attach an example of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Deferred wages and other expenses of approximately $750,000 applicable to the last fiscal year are expected to be recorded in the subject report upon completion.

                        Airtech International Group, Inc.

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 30, 1999
                                            By: /s/ C. J. Comu
                                            -----------------------------------
                                            C. J. Comu, Chief Executive Officer